SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                       (Amendment No. 6)




NAME OF ISSUER:    Armstrong World Industries

TITLE OF CLASS OF SECURITIES:          Armstrong World
                                       Industries Common Stock





CUSIP NUMBER       042476-100




Check the following box if a fee is being paid with this statement: [ ]

CUSIP NO.  042476-100



(1)   Names of Reporting Persons       MELLON BANK CORPORATION
      SS or IRS Identification Nos.         IRS No. 25-1233834
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power            964,000
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power           5,403,677

                   (7)  Sole
                        Dispositive
                        Power          1,351,000

                   (8)  Shared
                        Dispositive
                        Power            262,000


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person   6,927,677


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented            16.16
      by Amount in Row (9)


(12)  Type of Reporting Person         HC
      (See Instructions)







                            - 2(a) -

CUSIP NO.  042476-100



(1)   Names of Reporting Persons       MELLON BANK N.A.
      SS or IRS Identification Nos.         IRS No. 25-0659306
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power            272,000
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power           5,338,677

                   (7)  Sole
                        Dispositive
                        Power            325,000

                   (8)  Shared
                        Dispositive
                        Power            105,000


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person   5,744,677


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented            13.40
      by Amount in Row (9)


(12)  Type of Reporting Person         BK
      (See Instructions)







                            - 2(b) -

CUSIP NO.  042476-100



(1)   Names of Reporting Persons       ARMSTRONG WORLD
                                       INDUSTRIES, INC. FOR
                                       SHARE IN SUCCESS PLAN
                                       TRUST
      SS or IRS Identification Nos.         IRS No. 25-6324689
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power               0
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power           5,314,677

                   (7)  Sole
                        Dispositive
                        Power               0

                   (8)  Shared
                        Dispositive
                        Power              0


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person   5,314,677


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented            12.40
      by Amount in Row (9)


(12)  Type of Reporting Person         EP
      (See Instructions)







                            - 2(c) -

               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G
        (Under the Securities and Exchange Act of 1934)

Item 1(a)          Name of Issuer:

                   Armstrong World Industries

Item 1(b)   Address of Issuer's Principal Executive Offices:

                   313 W. Liberty Avenue
                   Lancaster, PA 17603

Item 2 (a)  Name of Person Filing:

                   Mellon Bank Corporation and any other
                   reporting person(s) identified on the second part of the cover page(s).

Item 2(b)   Address of Principal Business Office, or if None,
            Residence:

                   c/o Mellon Bank Corporation
                   One Mellon Bank Center
                   Pittsburgh, Pennsylvania  15258
                   (for all reporting persons)

Item 2(c)   Citizenship:

                   United States

Item 2(d)   Title of Class of Securities:

                   Armstrong World Industries Common Stock

Item 2(e)   CUSIP Number:

                   042476-100

Item 3      See Item 12 of cover page(s) ("Type of Reporting
            Person") for each reporting person.

            BK =   Bank as defined in Section 3(a)(6) of the Act

            IV =   Investment Company registered under Section
                   8 of the Investment Company Act

            IA =   Investment Advisor registered under Section
                   203 of the Investment Advisers Act of 1940









SCHEDULE 13G  (Continued)



             EP = Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund; see Section
                  240.13-d(1)(b)(1)(ii)(F)

             HC = Parent Holding Company, in accordance with
                  Section 240.13-d(1)(b)(1)(ii)(G)


Item 4  Ownership:

             See Items 5 through 9 and 11 of cover page(s) as to each reporting person.

             The amount beneficially owned includes, where appropriate securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its direct and indirect subsidiaries, including Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

             Mellon Bank, N.A. is the trustee of the issuer's employee benefit plan (the "Plan"), which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5  Ownership of Five Percent or Less of a Class:

             N/A


Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

             All of the securities are beneficially owned by Mellon Bank Corporation and subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is 1: Armstrong World Industries, Inc. For Share In Success Plan Trust - 5,314,677 - 12.40%.


SCHEDULE 13G  (Continued)


Item 7  Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported by the
        Parent Holding Company:

             See Exhibit I.

Item 8  Identification and Classification of Members of the
        Group:

             N/A

Item 9  Notice of Dissolution of Group:

             N/A

Item 10 Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This filing is signed by Mellon Bank Corporation on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.


Date:   February 10, 1995


MELLON BANK CORPORATION


By /s/ Michael E. Bleier
  Michael E. Bleier
  General Counsel


                            EXHIBIT I



The shares reported on the attached Form 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon
Bank Corporation, as marked (X):


(A)      X  Boston Safe Deposit and Trust Company
         X  Boston Safe Deposit and Trust Company of California
            Boston Safe Deposit and Trust Company of New York
         X  Mellon Bank, N.A.
            Mellon Bank (Delaware) National Association
            Mellon Bank (MD)

(B)      X  Franklin Portfolio Associates Trust
            Laurel Capital Advisors
         X  Mellon Capital Management Corporation
         X  Mellon Equity Associates
         X  The Boston Company Advisors, Inc.
            The Boston Company Financial Strategies, Inc.
         X  The Boston Company Asset Management, Inc.
         X  The Dreyfus Corporation
            Dreyfus Management, Inc.


        The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section
3(a)(6) of the Act."


        The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."

                           EXHIBIT II



        Each of the undersigned hereby authorizes Mellon Bank Corporation, in accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to file, on behalf of the undersigned, any statement required to be signed by the undersigned, on Schedule 13G pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act.

        Each of the undersigned represents that it is individually eligible to use Schedule 13G, and acknowledges its responsibility for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein. However, each of the undersigned is not responsible for the completeness or accuracy to the information concerning the other persons making the filing on Schedule 13G unless such undersigned knows or has reason to believe that such information is inaccurate.

Date: February 10, 1995


MELLON BANK, N.A.


/s/  Stephen A. Yoder
Stephen A. Yoder
Assistant General Counsel



MELLON BANK, N.A. AS TRUSTEE OF ARMSTRONG WORLD INDUSTRIES, INC
FOR SHARE IN SUCCESS PLAN TRUST


/s/  Stephen A. Yoder
Stephen A. Yoder
Assistant General Counsel











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